

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2017

<u>Via E-mail</u>
Dr. Henry Ji
Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, California 92121

Re: **Sorrento Therapeutics, Inc.**
Registration Statement on Form S-3
Filed November 9, 2017
File No. 333-221443

Dear Dr. Ji:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jeffrey T. Hartlin, Esq.
        Paul Hastings LLP